Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Declares Dividend and Introduces a 2 Per Cent Discount on its Dividend Reinvestment Plan

Toronto, December 6, 2011 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that the Board of Directors declared a quarterly dividend of $0.70 per share on paid-up common shares of Bank of Montreal for the first quarter of fiscal year 2012, unchanged from the previous quarter.

For the current quarter, the Board of Directors also declared dividends of:

•	$0.33125 a share on paid-up Class B Preferred Shares Series 5;
•	US$0.371875 a share on paid-up Class B Preferred Shares Series 10;
•	$0.28125 a share on paid-up Class B Preferred Shares Series 13;
•	$0.328125 a share on paid-up Class B Preferred Shares Series 14;
•	$0.3625 a share on paid-up Class B Preferred Shares Series 15;
•	$0.325 a share on paid-up Class B Preferred Shares Series 16;
•	$0.40625 a share on paid-up Class B Preferred Shares Series 18;
•	$0.40625 a share on paid-up Class B Preferred Shares Series 21;
•	$0.3375 a share on paid-up Class B Preferred Shares Series 23; and
•	$0.24375 a share on paid-up Class B Preferred Shares Series 25

The dividend on the common shares is payable on February 28, 2012 to shareholders of record on February 1, 2012. The dividends on the preferred shares are payable on February 27, 2012 to shareholders of record on February 1, 2012.

The above-mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

Bank of Montreal also announced the introduction of a 2 per cent discount on the reinvestment of dividends in newly issued common shares under its Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”). Under the Plan, shareholders may elect to have dividends on common shares reinvested in additional common shares of the Bank. The Bank determines whether the additional common shares are purchased on the secondary market or are newly-issued by the Bank from treasury. At this time, the Bank has decided to issue shares from treasury at a 2 per cent discount from the Average Market Price (as defined in the Plan) until such time as the Bank elects otherwise. Previously, the common shares purchased under the Plan had been issued from treasury with no discount to the Average Market Price. The discount will not apply to shares purchased under the “Optional Cash Payment” feature of the Plan. This change will be effective for the first quarter of fiscal 2012 dividend (“Q1 2012 Dividend”).

For existing members of the Plan who are residents of Canada and the US , the discount will automatically be applied to the reinvestment of the February 28, 2012 dividend payment unless they choose to discontinue participation in the Plan. Any registered holder of record wishing to join the Plan can obtain an Enrolment Form from the Bank’s Transfer Agent, Computershare Trust Company of Canada, from their website at www.computershare.com\bmo, or by calling 1-800-340-5021 within Canada and the United States. Beneficial or non-registered holders of the Bank’s common shares must contact their financial institution or broker to participate.

In order to participate in time for the Q1 2012 Dividend, Enrolment Forms from registered holders must be received by Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario M5J 2Y1 before the close of business on January 27, 2012. Beneficial or non-registered holders must contact their financial institution or broker for instructions on how to participate in advance of the above date.

Registered participants in the Plan who would prefer to receive a cash dividend rather than reinvest their dividends may terminate their participation in the Plan by duly completing the termination portion of the voucher on the reverse of the statement of account and sending it to Computershare Trust Company of Canada at the above address, to be received by no later than January 27, 2012 in order to be effective for the February 28, 2012 dividend payment. Non-registered participants in the Plan should contact their financial institution or broker in advance of January 27, 2012 for instructions on how to terminate participation so that the Q1 2012 Dividend is not reinvested in common shares.

Participation in the Plan is only open to residents of Canada and the US. For U.S. residents, a copy of the prospectus relating to the BMO common shares offered pursuant to the Plan is available from Computershare at

www.computershare.com\bmo or by calling 1-800-340-5021

For Shareholder Enquiries:

www.computershare.com or 1-800-340-5021 within Canada and the United States

514-982-7800 from all other countries

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656

Michael Chase, Toronto, michael.chase@bmo.com, (416) 867-5452

Internet: www.bmo.com